Filed Pursuant to Rule 433
Registration No. 333-148513
September 27, 2010

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated September 27, 2010)

Issuer:	Alabama Power Company
Security:	Series 2010A 3.375% Senior Notes due October 1, 2020
Expected Ratings:*	A2/A/A+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$250,000,000
Initial Public Offering Price:	99.840%
Maturity Date:	October 1, 2020
Treasury Benchmark:	2.625% due August 15, 2020
US Treasury Yield:	2.519%
Spread to Treasury:	+87.5 basis points
Re-offer Yield:	3.394%
Coupon:	3.375%
Make-Whole Call:	T+15 basis points
Interest Payment Dates:	April 1 and October 1 of each year beginning April 1, 2011
Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
CUSIP:	010392FC7
Trade Date:	September 27, 2010
Expected Settlement Date:	October 5, 2010 (T+6)
Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC J.P. Morgan Securities LLC Morgan Keegan & Company, Inc.
Co-Managers:	SunTrust Robinson Humphrey, Inc. CastleOak Securities, L.P.

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Alabama Power Company collect at 1-205-257-3385, BNY Mellon Capital Markets, LLC toll free at 1-800-269-6864, J.P. Morgan Securities LLC toll free at 212-834-4533 and Morgan Keegan & Company, Inc. toll free at 1-800-366-7426.